UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 000-52218

ONCBIOMUNE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	20-2590810
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

8000 Innovation Park Dr. Baton Rouge, LA 70820	(225) 578-7555
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

11411 Industriplex Blvd., STE 190. Baton Rouge, LA 70809

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: June 8, 2020

ONCBIOMUNE PHARMACEUTICALS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

June 8, 2020

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ONCBIOMUNE PHARMACEUTICALS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to OncBioMune Pharmaceuticals, Inc.

INTRODUCTION

This Information Statement is being mailed on or about June 8, 2020 to the holders of record at the close of business on June 4, 2020 (the “Record Date”) of the common stock, no par value (the “Common Stock”), of OncBioMune Pharmaceuticals, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company. On June 5, 2020 (the “Closing Date”), the Company consummated the transactions contemplated by the Asset Purchase Agreement (the “Purchase Agreement”) with Avant Diagnostics, Inc., a Nevada corporation (“Avant”) pursuant to which the Company acquired substantially all of the assets of Avant and assumed certain of its liabilities (the “Asset Sale Transaction”), in exchange for shares of the Company’s Series D-1 Convertible Preferred Stock. The Series D-1 Preferred, together with certain warrants assumed and options granted to management, employees and consultants on the closing date shall represent approximately 85% of the Company. A copy of the Purchase Agreement is attached as an exhibit to a Current Report on Form 8-K filed by the Company on May 13, 2020.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The sole director of the Company currently is Andrew Kucharchuk. Pursuant to the Purchase Agreement, three individuals, Jeffrey Busch, Mick Ruxin, M.D. and Yvonne Fors, each of whom is a current director of Avant, will become directors of the Company.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our common stock.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 6,667,667 shares of Common Stock, of which 1,398,070 shares of Common Stock were issued and outstanding, 1,334 shares of Series A Preferred, of which 1,334 shares of Series A Preferred were issued and outstanding, 3,856 shares of Series B Preferred issued and outstanding, of which 3,856 were issued and outstanding, 3,000 shares of Series C-1 Convertible Preferred, of which 0 shares were issued and outstanding, 6,000 shares of Series C-2 Convertible Preferred, of which 0 shares were issued and outstanding, 1,000 shares of Series D-1 Convertible Preferred, of which 0 shares were issued and outstanding and 4,360 shares of Series D-2 Convertible Preferred, of which 0 shares were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

Each share of Series A Preferred has 500 votes and each share of Series B Preferred entitles its holder to 100 votes.

Stock Ownership of certain beneficial Owners and Management Before Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our common stock and preferred stock as of June 4, 2020, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner(1)	Common Stock Beneficial Ownership		Percent of Class(2)	Series A Preferred Beneficial Ownership	Percent of Class(3)	Outstanding Series B Preferred Beneficial Ownership	Percent of Class(4)
Named Executive Officers and Directors:
Jonathan F. Head, Ph. D.	195,903	(5)	14.0%	667	50.0%	3,856	100%
Andrew A. Kucharchuk	296,668	(6)	21.2%	-	-	-	-
Daniel S. Hoverman	8,547	(7)	*	-	-	-	-
Charles L. Rice, Jr.	8,547	(8)	*	-	-	-	-
Robert N. Holcomb	9,728	(9)	*
All executive officers and directors as a group (five persons)	519,393		37.2%	667	50.0%	3,856	100%

Other 5% Stockholders:
Robert L. Elliott, Jr. M.D.	22,569		1.6%	667	50.0%	-	-

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each person listed is in care of OncBioMune Pharmaceuticals, Inc., 8000 Innovation Park Dr., Baton Rouge LA 70820.

(2)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of common stock that the individual has the right to acquire within 60 days of June 4, 2020, through the exercise of any stock option or other right. As of June 4, 2020, 1,398,070 shares of the Company’s common stock were outstanding.

(3)	Holders of our Series A preferred stock are entitled to 500 votes per share.

(4)	Holders of our Series B preferred stock are entitled to 100 votes per share.

(5)	Includes 6,667 shares issuable upon exercise of currently exercisable options.

(6)	Includes 6,667 shares issuable upon exercise of currently exercisable options.

(7)	Includes 8,467 shares issuable upon exercise of currently exercisable options.

(8)	Includes 8,467 shares issuable upon exercise of currently exercisable options.

(9)	Includes 8,000 shares issuable upon exercise of currently exercisable options and 38 shares held by the wife of Mr. Holcomb.

Stock Ownership of Principal Owners and Management Following the Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our common stock and preferred stock as of June 5, 2020, after the Transaction was consummated on such date by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner	Common Stock Beneficial Ownership		Percent of Class(1)		Series D-2 Preferred Beneficial Ownership	Percent of Class(2)	Series D-1 Preferred Beneficial Ownership		Percent of Class(3)
Named Executive Officers and Directors:
Michael Ruxin, M.D.	-		-		-	-	-		-
Jeffrey Busch	-		-		-	-	-		-
Yvonne Fors	-		-		-	-	-		-
Andrew A. Kucharchuk	290,001		*		241	5.8%	-		-
All executive officers and directors as a group (four persons)	290,001		*		241	5.8%

Other 5% Stockholders:
Avant Diagnostics, Inc.	-		-		-	-	1,000	(4)	100%
Douglas Mergenthaler	656,674,588	(5)		(5)	-	-	-		-

* Less than 1%.

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of common stock that the individual has the right to acquire within 60 days of June 5, 2020, through the exercise of any stock option or other right. As of June 5, 2020, 1,398,070 shares of the Company’s common stock were outstanding.
(2)	Each share of our Series D-2 Convertible Preferred Stock is convertible into 10,000 shares of common stock, and is entitled to vote on an as-converted basis until conversion.
(3)	The 1,000 shares of Series D-1 Convertible Preferred Stock issued to Avant in the Asset Sale Transaction is convertible into a number of shares of common stock equal to 54.55% of our capital stock on a fully diluted basis on the date of conversion (approximately 4,441,400,000 shares of Common Stock as of the Closing Date), and is entitled to vote on an as converted basis until conversion.
(4)	Dr. Ruxin is the Chief Executive Officer and a member of the Board of Directors of Avant and Mr. Busch is the Executive Chairman of Avant, however neither have the ability to direct the vote or disposition of the shares held by Avant.
(5)	All 656,674,588 shares are issuable upon the exercise of a warrant which will become exercisable upon the filing of an amendment to our Articles of Incorporation to increase the number of shares of our Common Stock that we are authorized to issue with the Secretary of State of the State of Nevada, which is excepted to occur within 60 days of June 5, 2020. Upon such increase in the number of shares of our Common Stock, our D-1 and D-2 Convertible Preferred Stock will also automatically convert into shares of common stock. Upon the conversion of the D-1 and D-2, the Warrant held by Mr. Mergenthaler will be exercisable into approximately 14.6% of the shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors has appointed Mick Ruxin, M.D., Jeffrey Busch and Yvonne Fors as new members of the Board of Directors to take effect ten days after transmission of this Information Statement to all holders of record of our common stock. Jonathan Head, Ph.D., Charles Rice, Jr., Daniel Hoverman and Robert Neal Holcomb have tendered their resignations as directors of the Company. Additionally, Andrew Kucharchuk has resigned as the Chief Executive Officer, Chief Financial Officer and President of the Company. The Company’s Board of Directors appointed Mick Ruxin, M.D. as the Company’s President and Chief Executive Officer.

Under the terms of the Purchase Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of four directors three of whom shall be appointed by Avant, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be.

Directors and officers following the Asset Sale Transaction

Name	Age	Position(s) with the Company
Mick Ruxin, M.D.	75	President and Chief Executive Officer and Director
Jeffrey Busch	60	Director
Yvonne Fors	47	Director
Andrew Kucharchuk	39	Director

Michael Ruxin, M.D.

Dr. Ruxin has been a strategic advisor to Avant since December 2017. Previously, Dr. Ruxin was the Chairman, CEO and Founder of Global Med Technologies, Inc. (GLOB). He grew GLOB from a foundational concept to an international medical software company, specializing in FDA approved software, with specific diagnostic capabilities, and serving over 30 countries on 4 continents. Under his leadership, GLOB had its initial financing, its public offering and subsequent follow-on financings. Dr. Ruxin also founded PeopleMed, Inc., a validation and chronic disease management software subsidiary of GLOB. In addition, he conceived and executed the acquisition and financing of Inlog, a French software company serving the EU, becoming the Directeur General and responsible for European Operations—and eDonor, a US based regulated software company serving domestic and international blood donor centers. Prior to Dr. Ruxin engineering the sale of GLOB to a NYSE company, Haemonetics Corp. (HAE), he led his team to national prominence by being awarded the #1 position in quality of product and customer service against billion-dollar software companies, rated by an industry-respected, independent software rating service. After GLOB’s acquisition by Haemonetics, Dr. Ruxin was asked to stay with the company through the transition. Dr. Ruxin was on the Executive Management Team (EMT) at Haemonetics for approximately 6 months after the merger. The EMT was responsible for diagnostic strategies and identified domestic and international software opportunities for the Company. Before founding Global Med Technologies, Dr. Ruxin founded and was President and CEO of DataMed International, Inc. (DMI), a private, international drugs of abuse management company (from 1989-1997). DMI’s clients included FedEx, International Multi-Foods, Los Alamos National Laboratories, Chevron, ConAgra, Nestles and AT&T, among over 500 other companies. Dr. Ruxin was one of the first 10 certified Medical Review Officers in the country, and he participated in writing the Federal legislation for drugs of abuse testing. Dr. Ruxin received his M.D. degree from the University of Southern California and his B.A degree in Philosophy from the University of Pittsburgh.

Jeffrey Busch

Mr. Busch is the current Chairman and CEO of Global Medical REIT, a NYSE listed (NYSE:GMRE) and publicly traded company which acquires licensed medical facilities. Mr. Busch has been a Presidential Appointee, entrepreneur and active investor in various asset classes, including medical and pharmaceutical since 1985. Mr. Busch has had a distinguished career in public service, which included serving as a Chief of Staff to a United States Congressman and serving in senior positions in two U.S. Presidential Administrations. Mr. Busch oversaw hundreds of millions of dollars in economic development programs. Mr. Busch represented the United States before the United Nations in Geneva, Switzerland. Mr. Busch has served as a top advisor to several publicly traded medical companies and has worked in the medical, blood supply and management field. Mr. Busch also served as President of Safe Blood International Foundation, where he oversaw the establishment of medical facilities in 35 developing nations, including China, funded by the U.S. Center for Disease Control, USAID, Chinese government and corporate and private entities. Mr. Busch is a graduate of the New York University Stern School of Business, holds a Master of Public Administration specializing in health care from New York University, and a Doctor of Jurisprudence from Emory University.

Yvonne C. Fors

Ms. Fors is the current Chief Financial Officer and Vice President of Finance for Ashton Capital Corporation, Ms. Fors has taken an active role in all areas of the business since joining the team in 2000. In addition to her involvement in company growth through acquisition, real estate development and investment, she establishes relationships and collaborates with banks and other financial institutions to leverage the assets of the corporation into funding for expansion. In addition to her seat on the Ashton Capital Corporation Board of Directors, Ms. Fors currently serves on the Boards of SaviBank, Savi Financial Corporation and GaffTech. She is also actively involved in SWAN Investments, an early stage investment fund located in Seattle. Previously the Controller and Manager of four medical clinics in Las Vegas, Nevada, Ms. Fors holds a Bachelor of Science degree in Accounting from the University of Nevada, Las Vegas.

Andrew Kucharchuk

Mr. Kucharchuk served as the Company’s Chief Financial Officer from 2009 to September 2015 and from February 2016 until the Closing Date and as the Company’s Chief Executive Officer from November 2019 until the Closing Date. Mr. Kucharchuk is a graduate of Louisiana State University and Tulane University’s Freeman School of Business, where he earned an MBA with a Finance Concentration. Mr. Kucharchuk’s many years with the Company gives him unique insights into our day-to-day operations, a practical understanding of the issues and opportunities that face us and our strategic planning, commercial growth, and strategic transactions, giving him the appropriate and valuable qualifications to serve as a director of the Company.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our company or has a material interest adverse to our company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

Code of Ethics

We have not adopted a code of ethics because our Board of Directors believes that our small size does not merit the expense of preparing, adopting and administering a code of ethics. Our Board of Directors intends to adopt a code of ethics when circumstances warrant.

Corporate Governance

Term of Office

Each director of our Company is to serve for a term of one year ending on the date of subsequent annual meeting of stockholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors is to elect our officers and each officer is to serve until his successor is elected and qualified or until his death, resignation or removal.

Committees of the Board

Our Board of Directors held two formal meetings during the year ended December 31, 2019. All other proceedings of our Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held. During 2019, each incumbent director attended 75% or more of the meetings of our Board of Directors.

We currently do not have nominating or compensation committees or committees performing similar functions nor do we have a written nominating or compensation committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our Board of Directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request to the address appearing on the first page of this annual report.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

● Forward the communication to the Director or Directors to whom it is addressed;

● Attempt to handle the inquiry directly; or

● Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board of Directors meeting or through the course of other communication, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

Audit Committee and Audit Committee Financial Expert

We do not have a standing audit committee at the present time. Our Board of Directors has determined that prior to the Closing Date we did not have a board member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

We believe that our Board of Directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. The Board of Directors of our Company does not believe that it is necessary to have an audit committee because we believe that the functions of an audit committee can be adequately performed by the Board of Directors.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information regarding compensation earned in or with respect to our fiscal year 2019 and 2018 by:

● each person who served as our CEO in 2019; and

● each person who served as our CFO in 2019; and

● each person who served as our President in 2019.

SUMMARY COMPENSATION TABLE

FOR OUR NAMED EXECUTIVE OFFICERS

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Brian Barnett, M.D.	2019	213,542	(1)	—		—	—	—	—	—		213,542
Former Chief Executive Officer (1)	2018	—		—		—	—	—	—	—		—

Andrew Kucharchuk,	2019	200,000	(3)	—		—	—	—	—	500	(4)	200,500
Chief Executive Officer, Chief Financial Officer and President (2)	2018	200,000	(3)	20,000	(5)	—	—	—	—	500	(4)	220,500

Jonathan F. Head, Ph. D., Chief Scientific Officer, Former Chief Executive Officer (6)	2018	275,000	(6)	—		—	—	—	—	500	(6)	275,500

(1)	On December 26, 2018, Dr. Barnett was appointed to serve as our Chief Executive Officer with $250,000 annual salary pursuant to his employment agreement dated December 26, 2018. No salary was paid in 2018 and $134,708 of Dr. Barnett’s 2019 salary was accrued as of December 31, 2019. Dr. Barnett resigned as the Company’s Chief Executive Officer effective November 8, 2019.

(2)	Mr. Kucharchuk was appointed as the new Chief Executive Officer upon Dr. Barnett’s resignation on November 8, 2019.

(3)	Represents the $200,000 annual salary pursuant to Mr. Kucharchuk’s employment agreement for 2019 and 2018. At December 31, 2019, $56,065 of Mr. Kucharchuk’s 2019 salary was accrued.

(4)	Represents Mr. Kucharchuk’s health, automobile and other allowances.

(5)	Represents the bonus received by Mr. Kucharchuk’s pursuant to his employment agreement. At December 31, 2018, the $20,000 bonus was accrued and was paid in full in January 2019.

(6)	Represents the $200,000 annual salary pursuant to Dr. Head’s employment agreement for 2018 and $500 automobile allowance. Effective December 26, 2018, the Company replaced Dr. Jonathan Head and appointed Dr. Brian Barnett as the new Chief Executive Officer.

Compensation of Management

Mr. Kucharchuk was appointed as an executive officer effective September 2, 2015. Effective December 26, 2018, the Company replaced Dr. Head and appointed Dr. Barnett as the new Chief Executive Officer. Dr. Head continued to serve the Company as the Chairman of the Board of Directors and as its Chief Scientific Officer effective December 26, 2018.

Effective November 8, 2019, our Chief Executive Officer, Dr. Brian Barnett, resigned from his position with the Company. Andrew Kucharchuk, our Chief Financial Officer, was named Chief Executive Officer effective that same date.

Outstanding Equity Awards at 2019 Fiscal Year-End for Named Executive Officers

The following table sets forth certain information concerning the outstanding equity awards as of December 31, 2019, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Andrew	2,667	—	—	187.5	3/9/2027	—	—	—	—
Kucharchuk	4,000	—	—	10.1	5/8/2028	—	—	—	—

Compensation of Directors

The following table sets forth certain information regarding the compensation paid to our directors during the fiscal year ended December 31, 2019:

Name	Fees earned or cash paid (1)	Stock Awards	Option Awards (2)	All other compensation	Total

Jonathan F. Head, Ph. D.	$—	$—	$—	$—	$—
Daniel S. Hoverman	$—	$—	$29,400	$—	$29,400
Charles L. Rice, Jr.	$—	$—	$29,400	$—	$29,400
Robert N. Holcomb	$—	$—	$29,400	$—	$29,400

(1)	As of December 31, 2019, there are no other cash compensation arrangements in place for members of the Board of Directors acting as such.

(2)	On April 24, 2019, 4,000 options were granted to each of the three non-employee board members with vesting date of April 24, 2020, expiration date of April 24, 2030 and grant date fair value of $29,400.

Long-Term Incentive Plans, Retirement or Similar Benefit Plans

As of December 31, 2019, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that we may reimburse our executive employees for up to 70% of their health insurance premiums under their individual policies. Our directors, executive officers and employees received stock options at the discretion of our board of directors.

Resignation, Retirement, Other Termination, or Change in Control Arrangements

We do not have arrangements in respect of remuneration received or that may be received by our Named Executive Officers set forth above to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, since January 1, 2017, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

(i)	Any director or executive officer of our company;

(ii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

(iii)	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons, and any person (other than a tenant or employee) sharing the household of any of the foregoing persons.

From time to time, the Company receives advances from and repays such advances to the Company’s former chief executive officer for working capital purposes and for payments of outstanding indebtedness of the Company. For the years ended December 31, 2019 and 2018, due to related party activity consisted of the following:

Total
Balance due to related parties at December 31, 2017	$(261,584)
Working capital advances received	(264,185)
Repayments made	210,303
Balance due to related parties at December 31, 2018	(315,466)
Working capital advances received	(57,219)
Repayments made	—
Balance due to related parties at December 31, 2019	$(372,685)

Review, Approval and Ratification of Related Party Transactions

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ONCBIOMUNE PHARMACEUTICALS, INC.

Dated: June 8, 2020

By:	/s/ Mick Ruxin, M.D.
Mick Ruxin, M.D.
Chief Executive Officer